SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

HUDSON TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $ .01 per share

(Title of Class of Securities)

444144109

(CUSIP Number)

Richard D. Waters, Jr. c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, 40th Floor New York, NY 10020 (212) 899-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444144109	13D	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FLEMING US DISCOVERY FUND III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,417,931
	8	SHARED VOTING POWER* Ø
	9	SOLE DISPOSITIVE POWER 16,037,695
	10	SHARED DISPOSITIVE POWER Ø
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SEE ITEM 5 OF ATTACHED SCHEDULE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) SEE ITEM 5 OF ATTACHED SCHEDULE
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 444144109	13D	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,349,353
	8	SHARED VOTING POWER* Ø
	9	SOLE DISPOSITIVE POWER 2,570,957
	10	SHARED DISPOSITIVE POWER Ø
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SEE ITEM 5 OF ATTACHED SCHEDULE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) SEE ITEM 5 OF ATTACHED SCHEDULE
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Preliminary Note: This Amendment No. 5 to the Statement on Schedule 13D originally filed on April 9, 1999, as amended by Amendment No. 1 thereto filed on February 14, 2001, Amendment No. 2 thereto filed on June 25, 2003, Amendment No. 3 thereto filed on September 15, 2003 and Amendment No. 4 thereto filed on December 12, 2003 (as so amended, the “Statement”) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Hudson Technologies, Inc., a New York corporation (the “Issuer”) supplements Items 5 and 7 to reflect the conversion into shares of restricted Common Stock of the Exchange Notes, Convertible Notes and the Additional Convertible Notes in connection with the Issuer’s equity offering, the issuance of common stock purchase warrants in connection with the conversion of the Exchange Notes, Convertible Notes and the Additional Convertible Notes, and the adjustment to the conversion price of the Series A Preferred Stock in connection with the conversion of the Exchange Notes in connection with the Issuer’s equity offering at a conversion price of $.79 per share.

Item 1. Security and Issuer

The address of the Issuer's principal executive offices is 275 North Middletown Road, Pearl River, New York 10965. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in Amendment No. 1, Amendment No. 2 Amendment No. 3, Amendment No. 4 and this Amendment No. 5. Responses to each item below are incorporated by reference into each other item, as applicable.

Item 5. Interest in Securities of the Issuer

     The Issuer conducted a public offering of equity securities prior to December 20, 2003 for gross proceeds of not less than $2 million (the “Equity Offering”).

Conversion of Notes

In accordance with the terms of the 10% Exchange Notes, such Equity Offering triggered the conversion of the outstanding principal and interest on the 10% Exchange Notes into restricted shares of the Issuer’s Common Stock at the then-current note conversion rate of $0.79. On December 19, 2003, the outstanding principal and interest of $386,544.69 on the 10% Exchange Notes held by Fleming US Discovery Fund III, L.P. (the “US Fund”) was converted into 489,297 shares of restricted Common Stock. On December 19, 2003, the outstanding principal and interest of $61,623.42 on the 10% Exchange Notes held by Fleming US Discovery Offshore Fund III, L.P. (the “Offshore Fund”) was converted into 78,004 shares of restricted Common Stock.

In accordance with the terms of the 10% Convertible Notes, the Equity Offering triggered the conversion of the outstanding principal and interest on the 10% Convertible Notes into restricted shares of the Issuer’s Common Stock at the then-current note conversion rate of $1.10. On December 19, 2003, the outstanding principal and interest of $333,592.64 on the 10% Convertible Notes held by the US Fund was converted into 303,266 shares of restricted Common Stock. On December 19, 2003, the outstanding principal and interest of $53,021.34 held by the Offshore Fund was converted into 48,201 shares of restricted Common Stock.

In accordance with the terms of the 10% Additional Convertible Notes, the Equity Offering triggered the conversion of the outstanding principal and interest on the 10% Additional Convertible Notes into restricted shares of the Issuer’s Common Stock at the then-current note conversion rate of $1.10. On December 19, 2003, the outstanding principal and interest of $461,046.30 on the 10% Additional Convertible Notes held by the US Fund was converted into 419,133 shares of restricted Common Stock. On December 19, 2003, the outstanding principal and interest of $73,810.19 held by the Offshore Fund was converted into 67,100 shares of restricted Common Stock.

The modifications to the terms of the Exchange Notes, the Convertible Notes and the Additional Convertible Notes described in Amendment No. 3 to this Schedule 13D did not take effect since the total gross cash proceeds raised by the Issuer in the public rights offering (exclusive of the conversion of the Exchange Notes, the Convertible Notes and the Additional Convertible Notes; and the purchases made by the Fleming Funds) was less than $1,000,000.

Issuance of Warrants

In accordance with the terms of the 10% Exchange Notes, the Equity Offering triggered the obligation of the Issuer to issue common stock purchase warrants (the “Exchange Note Warrants”) to the holders of the 10% Exchange Notes, which warrants are exercisable to purchase an amount of shares of the Issuer’s Common Stock equal to 10% of the number of shares of Common Stock into which the 10% Exchange Notes were convertible at the time of their issuance. These warrants are exercisable for a period of five years from December 19, 2003, their date of issuance, at an exercise price equal to 110% of the lesser of (i) the conversion rate of the 10% Exchange Notes as of the date of their issuance, or (ii) the conversion rate of the 10% Exchange Notes as of the date of the issuance of the Exchange Note Warrant, which was December 19, 2003. In accordance therewith, the Issuer issued on December 19, 2003 to the US Fund, Exchange Note Warrants to purchase 44,296 shares of the Issuer’s Common Stock, at an exercise price equal to $.87 per share. The Issuer issued on December 19, 2003, to the Offshore Fund, Exchange Note Warrants to purchase 7,062 shares of the Issuer’s Common Stock, at an exercise price equal to $.87 per share.

In accordance with the terms of the 10% Convertible Notes, the Equity Offering triggered the obligation of the Issuer to issue common stock purchase warrants (the “Convertible Note Warrants”) to the holders of the 10% Convertible Notes, which warrants are exercisable to purchase an amount of shares of the Issuer’s Common Stock equal to 10% of the number of shares of Common Stock into which the 10% Convertible Notes were convertible at the time of their issuance. These warrants are exercisable for a period of five years from December 19, 2003, their date of issuance, at an exercise price equal to 110% of the lesser of (i) the conversion rate of the 10% Convertible Notes as of the date of their issuance, or (ii) the conversion rate of the 10% Convertible Notes as of the date of the issuance of the Convertible Note Warrants, which was December 19, 2003. In accordance therewith, the Issuer issued on December 19, 2003 to the US Fund, Convertible Note Warrants to purchase 26,726 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share. The Issuer issued on December 19, 2003 to the Offshore Fund, Convertible Note Warrants to purchase 4,248 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share.

In accordance with the terms of the 10% Additional Convertible Notes, the Equity Offering triggered the obligation of the Issuer to issue common stock purchase warrants (the “Additional Convertible Note Warrants”) to the holders of the 10% Additional Convertible Notes, which warrants are exercisable to purchase an amount of shares of the Issuer’s Common Stock equal to 10% of the number of shares of Common Stock into which the 10% Additional Convertible Notes were convertible at the time of their issuance. These warrants are exercisable for a period of five years from their date of issuance, which was 12/19/03 at an exercise price equal to 110% of the lesser of (i) the conversion rate of the 10% Additional Convertible Notes as of the date of their issuance, or (ii) the conversion rate of the 10% Additional Convertible Notes as of the date of the issuance of the Additional Convertible Note Warrants, which was December 19, 2003. In accordance therewith, the Issuer issued on December 19, 2003 to the US Fund, Additional Convertible Note Warrants to purchase 30,567 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share. The Issuer issued on December 19, 2003 to the Offshore Fund Additional Convertible Note Warrants to purchase 4,894 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share.

The modifications to the terms of the warrants described in Amendment No. 3 to this Schedule 13D did not take effect since the total gross cash proceeds raised by the Issuer in the public rights offering (exclusive of the conversion of the Exchange Notes, the Convertible Notes and the Additional Convertible Notes; and the purchases made by the US Fund and the Offshore Fund) was less than $1,000,000.

The Exchange Convertible Note Warrants, the Convertible Note Warrants and the Additional Convertible Note Warrants held by the US Fund are sometimes collectively referred to herein as the “US Fund Warrants”. The Exchange Convertible Note Warrants, the Convertible Note Warrants and the Additional Convertible Note Warrants held by the Offshore Fund are sometimes collectively referred to herein as the “Offshore Fund Warrants”.

Adjustment to the Conversion Price of the Series A Preferred

Pursuant to the Agreement, Waiver and Consent dated as of December 19, 2002 between the Issuer and each of the US Fund and the Offshore Fund, each of the US Fund and the Offshore Fund agreed to defer the implementation of the anti-dilution provisions with respect to the conversion price of the Series A Preferred that would otherwise result from the issuance of the 10% Exchange Notes. However, such waiver of the anti-dilution adjustment does not apply in the event of a conversion of such notes in connection with the Issuer’s equity offering. Thus, the issuance of shares of common stock on December 19, 2003 in connection with the conversion of the 10% Exchange Notes in connection with the Issuer’s equity offering at the conversion rate of $0.79 per share triggered the anti-dilution adjustment provisions of the Series A Preferred, resulting in a reduction of the conversion price of the Series A Preferred from $1.10 per share to $0.79 per share. As of the date hereof, the 125,086 shares of Series A Preferred are convertible at a conversion price of $0.79 per share into 15,833,671 shares of Common Stock.

The modifications to the terms of the Series A Preferred Stock described in Amendment No. 3 to this Schedule 13D did not take effect since the total gross cash proceeds raised by the Issuer in the public rights offering (exclusive of the conversion of the Exchange Notes, the Convertible Notes and the Additional Convertible Notes; and the purchases made by the US Fund and the Offshore Fund) was less than $1,000,000.

As of the date hereof, the US Fund holds 107,803 shares of Series A Preferred Stock (“US Fund Preferred Stock”), which are convertible into 13,645,949 shares of Common Stock, subject to certain anti-dilution provisions (the “US Fund Conversion Shares”).

As of the date hereof, the US Fund holds fully vested and currently exercisable Fleming Options exercisable into 30,163 shares of Common Stock (the “US Fund Options”).

As of the date hereof, the Offshore Fund holds 17,283 shares of Series A Preferred Stock (“Offshore Fund Preferred Stock”), which are convertible into 2,187,722 shares of Common Stock, subject to certain anti-dilution provisions (the “Offshore Fund Conversion Shares”).

As of the date hereof, the Offshore Fund holds fully vested and currently exercisable Fleming Options exercisable into 4,837 shares of Common Stock (the “Offshore Fund Options”).

Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), the US Fund and the Offshore Fund may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options, the

Offshore Fund Options and the Fleming Convertible Notes. As a controlling member of Discovery and the sole limited partner of Fleming Partners, JPMP Capital may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. JPMP Capital is a wholly-owned subsidiary of JP Morgan Chase. Thus, as the parent of JPMP Capital, for purposes of Rule 13d-3 promulgated under the Exchange Act, JP Morgan Chase may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. Each of Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by the Reporting Persons, except to the extent of its pecuniary interest therein. Each of JPMP Capital and JP Morgan Chase is named herein solely for informational purposes.

As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of US Fund, Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase may be deemed to have beneficially owned 75.0% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 8,981,293 shares of Common Stock (consisting of (A) 5,239,920 shares of Common Stock reported outstanding as of November 21, 2003 by the Issuer in its Proxy Statement filed with the SEC on November 26, 2003, plus (B) the total of 539,526 shares of Common Stock purchased in the public rights offering by the US Fund and the Offshore Fund, utilizing the remaining outstanding balance and all accrued interest on the unsecured promissory notes, plus (C) the total of 795,454 shares of Common Stock purchased by the US Fund and the Offshore Fund in the public rights offering, plus (D) the 509,045 shares of Common Stock that the Issuer has indicated was purchased by other persons in the public rights offering between November 22, 2003 and the date hereof, plus (E) the total of 1,405,001 shares of Common Stock issued to the US Fund and the Offshore Fund upon conversion of Exchange Notes, Convertible Notes and Additional Convertible Notes held by the US Fund and the Offshore Fund, plus (F) the total of 492,347 shares of Common Stock issued to holders of the Exchange Notes, Convertible Notes and Additional Convertible Notes (other than the US Fund and the Offshore Fund) upon conversion of Exchange Notes, Convertible Notes and Additional Convertible Notes); (ii) the number of shares of Common Stock (15,833,671) issuable upon conversion of the US Fund Preferred Stock and the Offshore Fund Preferred Stock; (iii) the number of shares of Common Stock (35,000) issuable upon exercise of the US Fund Options and the Offshore Fund Options and (iv) the total number of shares of Common Stock (117,793) issuable upon exercise of the US Fund Warrants and the Offshore Fund Warrants.

The percentage is calculated by dividing 18,726,445 (which is the sum of 15,833,671; 539,526; 795,454; 1,405,001; 117,793 and 35,000) by 24,967,757 (which is the sum of 15,833,671; 539,526; 795,454; 509,045; 492,347; 1,405,001; 117,793; 35,000 and 5,239,920).

The calculations above reflect deemed beneficial ownership with respect to dispositive power. Such calculations reflect the conversion price in effect of $0.79 per share for the US Fund Preferred Stock and the Offshore Fund Preferred Stock. However, pursuant to Section 4 of the Certificate of Amendment to the Certificate of Incorporation of the Issuer filed January 3, 2003, in determining the number of votes per share of the Series A Preferred, the conversion price shall be the higher of (a) the conversion price then in effect, or (b) $1.78. In accordance therewith, the conversion price is $1.78 solely with respect to voting power of the Series A Preferred. Therefore, with respect to voting power, as of the date hereof, (A) the US Fund Preferred Stock is convertible into 6,056,348 of Common Stock, subject to certain anti-dilution provisions and (B) the Offshore Fund Preferred Stock is convertible into 970,955. Therefore, the number of shares of Common Stock issuable upon conversion of the US Fund Preferred Stock and the Offshore Fund Preferred Stock at a conversion price of $1.78 is 7,027,303.

Therefore as of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of US Fund, Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase may be deemed to have beneficially owned, solely with respect to voting power, 61.0%of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 8,981,293 shares of Common Stock (consisting of (A) 5,239,920 shares of Common Stock reported outstanding as of November 21, 2003 by the Issuer in its Proxy Statement filed with the SEC on November 26, 2003, plus (B) the total of 539,526 shares of Common Stock purchased in the public rights offering by the US Fund and the Offshore Fund, utilizing the remaining outstanding balance and all accrued interest on the unsecured promissory notes, plus (C) the total of 795,454 shares of Common Stock also purchased by the US Fund and the Offshore Fund in the public rights offering, plus (D) the 509,045 shares of Common Stock that the Issuer has indicated was purchased by other persons in the public rights offering between November 22, 2003 and the date hereof, plus (E) the total of 1,405,001 shares of Common Stock issued to the US Fund and the Offshore Fund upon conversion of Exchange Notes, Convertible Notes and Additional Convertible Notes held by the US Fund and the Offshore Fund, plus (F) the total of 492,347 shares of Common Stock issued to holders of the Exchange Notes, Convertible Notes and Additional Convertible Notes (other than the US Fund and the Offshore Fund) upon conversion of Exchange Notes, Convertible Notes and Additional Convertible Notes), and (ii) the number of shares of Common Stock (7,027,303) issuable upon conversion of the US Fund Preferred Stock and the Offshore Fund Preferred Stock (at the $1.78 conversion price). This figure excludes the US Fund Stock Options and the Offshore Fund Stock Options, which are non-voting.

The percentage is calculated by dividing 9,767,284 (which is the sum of 7,027,303; 539,526; 795,454; 1,405,001) by 16,008,596 (which is the sum of 7,027,303; 539,526; 795,454; 509,045; 492,347; 1,405,001 and 5,239,920).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person’s cover page, incorporated herein by reference.

(c) Other than as described in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

Item 7. Materials to Be Filed as Exhibits

     The following additional material is filed as an Exhibit to this Amendment No. 5:

     Exhibit 1 -           Joint Filing Agreement.

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2003

FLEMING US DISCOVERY FUND III, L.P.

By:	Fleming US Discovery Partners, L.P., its general partner
	By:	Fleming US Discovery, LLC, its general partner

		By:	/s/ Richard D. Waters, Jr.
Richard D. Waters, Jr., Manager

FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

By:	Fleming US Discovery Partners, L.P, its general partner
	By:	Fleming US Discovery, LLC, its general partner

		By:	/s/ Richard D. Waters, Jr.
Richard D. Waters, Jr., Manager